

Russ Vering · 3rd

Vice President of Nutrition at Frontier coop

Greater Omaha Area · 382 connections · **Contact info**

Frontier coop

 **University of Nebras**
Lincoln

Experience

Vice President of Nutrition
Frontier coop
Sep 2019 – Present · 8 mos
Lincoln, Nebraska Area

 ### Co Chair
Northeast Community College
Jan 2018 – Present · 2 yrs 4 mos
Norfolk, Nebraska

Assisting in raising $13 million for college of agriculture expansion and improvement.

 ### External Advisor
University of Nebraska-Lincoln
Jan 2016 – Present · 4 yrs 4 mos
Lincoln, Nebraska Area

Share and discuss strategies and plans for building a stronger UNL agriculture department.

Managing Member
Central Plains Milling

Jan 1994 – Present · 26 yrs 4 mos
Howells, Nebraska
I believe in making the complex simple and raising the level of expectation for advice and service in livestock agriculture.

 **Home Central Plains Milling - Livestock Fe...**

 **Past President**
Nebraska Pork Producers Association
Feb 2016 – Feb 2018 · 2 yrs 1 mo

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Education

 **University of Nebraska-Lincoln**
Bachelor's degree, Animal Sciences
1990 – 1994
Activities and Societies: University of Nebraska Wrestling team

Varsity letterman at 190lbs.

Volunteer Experience

 **Board Member**
National Pork Producers Council
Mar 2019 – Present · 1 yr 2 mos
Politics

Skills & Endorsements

Strategic Planning

Customer Service

Management

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